

April 15, 2013

<u>Via E-mail</u>
Mr. Scott Cormack
President and Chief Executive Officer
OncoGenex Pharmaceuticals, Inc.
1522 – 217th Place S.E., Suite 100
Bothell, Washington 98021

      Re: OncoGenex Pharmaceuticals, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed on April 3, 2013
              File No. 033-80623

Dear Mr. Cormack:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Daniel Greenspan for

                 Jeffrey P. Riedler
                 Assistant Director